Exhibit 99.2

March __, 2024

Mr. Yandai Wang

SOS Limited

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

Dear Mr. Wang:

This letter (the “Agreement”) constitutes the agreement between Maxim Group LLC (“Maxim” or the “Placement Agent”) and SOS Limited, a Cayman Islands company (the “Company”), pursuant to which the Placement Agent shall serve as the placement agent for the Company, on a “reasonable best efforts” basis, in connection with the proposed placement (the “Placement”) of up to 5,233,332 American Depositary Shares (“ADSs”), each ADS representing ten (10) Class A ordinary shares, par value US$0.005 per share (the “Ordinary Shares”) of the Company (the “Shares”), and up to 10,466,664 Warrants (the “Warrants”), with each such Warrant representing the right of the holder thereof to purchase one ADS. The Ordinary Shares underlying the Warrant ADSs issuable upon exercise of the Warrants are hereinafter referred to as “Warrant Shares.” The terms of the Placement, the ADSs and the Warrants shall be mutually agreed upon by the Company and the purchasers (each, a “Purchaser” and collectively, the “Purchasers”) and nothing herein constitutes that the Placement Agent would have the power or authority to bind the Company or any Purchaser or an obligation for the Company to issue any ADSs and Warrants or complete the Placement. This Agreement and the documents executed and delivered by the Company and the Purchasers in connection with the Placement, including but not limited to the Purchase Agreement (as defined below) and the Lock-Up Agreements (as defined below) shall be collectively referred to herein as the “Transaction Documents.” The date of the closing (the “Closing”) of the Placement shall be referred to herein as the “Closing Date.” The Company expressly acknowledges and agrees that the Placement Agent’s obligations hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by the Placement Agent to purchase the ADSs and Warrants and does not ensure the successful placement of the ADSs and Warrants or any portion thereof or the success of the Placement Agent’s with respect to securing any other financing on behalf of the Company. The Placement Agent may retain other brokers or dealers to act as sub-agents or selected-dealers on its behalf in connection with the Placement. The sale of the ADSs and Warrants to any Purchaser will be evidenced by a securities purchase agreement (the “Purchase Agreement”) between the Company and such Purchaser in a form reasonably acceptable to the Company and the Placement Agent. Capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement. Prior to the signing of any Purchase Agreement, officers of the Company will be available to answer inquiries from prospective Purchasers.

SECTION 1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY; COVENANTS OF THE COMPANY.

A. Representations of the Company. Each of the representations and warranties (together with any related disclosure schedules thereto) and covenants made by the Company to the Purchasers in the Purchase Agreement in connection with the Placement is hereby incorporated herein by reference into this Agreement (as though fully restated herein) and is, as of the date of this Agreement and as of the Closing Date, hereby made to, and in favor of, the Placement Agent. In addition to the foregoing, the Company represents and warrants that:

1. The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-1, as amended (Registration No. 333-333-276006), including the exhibits thereto, “Registration Statement”) registering the Ordinary Shares underlying the ADSs, the Warrants and Warrant Shares (the “Preliminary Prospectus”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) which was declared effective on March 13, 2024, including a final prospectus filed for the Registration Statement (the “Prospectus”). The Company has prepared and filed a registration statement on Form F-6, as amended, (Commission File No. 333-252791) and a registration statement on Form F-6, as amended (Commission File No. 333-261292) , each relating to the ADSs (collectively called the “ADS Registration Statements”), relating to the ADSs issued pursuant to the Deposit Agreement dated as of May 4, 2017, as amended, among the Company, Citibank, N.A. as Depositary and the owners and holders of ADSs from time to time in conformity with the Securities Act. The Registration Statement and the ADS Registration Statements are effective under the Securities Act and no stop order preventing or suspending the effectiveness of the Registration Statement or suspending or preventing the use of the Preliminary Prospectus or the Prospectus has been issued by the Commission and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are threatened by the Commission. The Company, if required by the rules and regulations of the Commission, shall file the Prospectus with the Commission pursuant to Rule 424(b). At the time the Registration Statement and any amendments thereto became effective, at the date of this Agreement and at the Closing Date, the Registration Statement, the ADS Registration Statements and any amendments thereto conformed and will conform in all material respects to the requirements of the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and the Preliminary Prospectus and the Prospectus and any amendments or supplements thereto, at the time the Preliminary Prospectus or the Prospectus or any amendment or supplement thereto was issued and at the Closing Date, conformed and will conform in all material respects to the requirements of the Securities Act and did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company is a “foreign private issuer” as defined in Rule 405 of Regulation C under the Securities Act and Rule 3b-4 under the Exchange Act. The Company was at the time of the filing of the Registration Statement eligible to use Form F-1.

2. The Registration Statement (and any further documents to be filed with the Commission) contains all exhibits and schedules as required by the Securities Act. Each of the Registration Statements and any post-effective amendment thereto, at the time it became effective, complied in all material respects with the Securities Act and the Exchange Act and the applicable Rules and Regulations and did not and, as amended or supplemented, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Registration Statement, the Preliminary Prospectus, the Prospectus, and the ADS Registration Statements, each as of its respective date, comply in all material respects with the Securities Act and the Exchange Act and the applicable Rules and Regulations. Each of the Registration Statement, the Preliminary Prospectus, and the ADS Registration Statements, as amended or supplemented, did not and do not contain as of the date thereof any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The documents incorporated by reference into the Registration Statement (the “Incorporated Documents”), when they were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act and the applicable Rules and Regulations, and none of such documents, when they were filed with the Commission, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein (with respect to Incorporated Documents incorporated by reference in the Registration Statement or Preliminary Prospectus), in light of the circumstances under which they were made not misleading; and any further documents so filed and incorporated by reference in the Registration Statements, the Preliminary Prospectus, the Prospectus or the ADS Registration Statements , when such documents are filed with the Commission, will conform in all material respects to the requirements of the Exchange Act and the applicable Rules and Regulations, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No post-effective amendment to the Registration Statement reflecting any facts or events arising after the date thereof which represent, individually or in the aggregate, a fundamental change in the information set forth therein is required to be filed with the Commission. There are no documents required to be filed with the Commission in connection with the transaction contemplated hereby that (x) have not been filed as required pursuant to the Securities Act or (y) will not be filed within the requisite time period. There are no contracts or other documents required to be described in the Registration Statement, the Preliminary Prospectus, the Prospectus, or the ADS Registration Statements, or to be filed as exhibits or schedules to the Registration Statement, which (x) have not been described or filed as required or (y) will not be filed within the requisite time period.

3. The Company is eligible to use free writing prospectuses in connection with the Placement pursuant to Rules 164 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or behalf of or used by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. The Company will not, without the prior consent of the Placement Agent, prepare, use or refer to, any free writing prospectus.

4. There are no affiliations with any FINRA member firm among the Company’s officers, directors or, to the knowledge of the Company, any ten percent (10.0%) or greater shareholder of the Company, except as set forth in the Registration Statement and SEC Reports.

B. Covenants of the Company. The Company has delivered, or will as promptly as practicable deliver, to the Placement Agent complete conformed copies of the Registration Statement and of each consent and certificate of experts, as applicable, filed as a part thereof, and conformed copies of the Registration Statement (without exhibits), the Preliminary Prospectus, and the Prospectus, as amended or supplemented, in such quantities and at such places as the Placement Agent reasonably requests. Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the Closing Date, any offering material in connection with the offering and sale of the ADSs and Warrants pursuant to the Placement other than the Registration Statement, the Preliminary Prospectus, the Prospectus, and the ADS Registration Statements, copies of the documents incorporated by reference therein and any other materials permitted by the Securities Act.

SECTION 2. REPRESENTATIONS OF THE PLACEMENT AGENT. The Placement Agent represents and warrants that it (i) is a member in good standing of FINRA, (ii) is registered as a broker/dealer under the Exchange Act, (iii) is licensed as a broker/dealer under the laws of the States applicable to the offers and sales of the Securities by such Placement Agent, (iv) is and will be a body corporate validly existing under the laws of its place of incorporation, and (v) has full power and authority to enter into and perform its obligations under this Agreement. The Placement Agent will immediately notify the Company in writing of any change in its status as such. The Placement Agent covenants that it will use its reasonable best efforts to conduct the Placement hereunder in compliance with the provisions of this Agreement and the requirements of applicable law.

SECTION 3. COMPENSATION. In consideration of the services to be provided for hereunder, the Company shall pay to the Placement Agent or its designees the following compensation with respect to the Securities which the Placement Agent is placing:

A. A cash fee (the “Cash Fee”) equal to an aggregate of seven percent (7.0%) of the aggregate gross proceeds raised in the Placement. The Cash Fee shall be paid at the Closing of the Placement.

B. Subject to compliance with FINRA Rule 5110(f)(2)(D), the Company also agrees to reimburse the Placement Agent up to $75,000 for the reasonable and accounted fees and expenses of legal counsel. The Company will reimburse Placement Agent directly out of the Closing of the Placement.

C. Reserved.

D. The Placement Agent reserves the right to reduce any item of its compensation or adjust the terms thereof as specified herein in the event that a determination shall be made by FINRA to the effect that the Placement Agent’s aggregate compensation is in excess of FINRA Rules or that the terms thereof require adjustment.

SECTION 4. INDEMNIFICATION. The Company agrees to the indemnification and other agreements set forth in the Indemnification Provisions (the “Indemnification”) attached hereto as Addendum A, the provisions of which are incorporated herein by reference and shall survive the termination or expiration of this Agreement.

SECTION 5. ENGAGEMENT TERM. The Placement Agent’s engagement hereunder shall be until the earlier of (i) the final Closing Date of the Placement, and (ii) June 30, 2024 (such date, the “Termination Date” and the period of time during which this Agreement remains in effect is referred to herein as the “Term”). In the event the Company has not had its Registration Statement declared effective by the Commission by the end of the Termination Date, the Term shall be extended automatically for an additional 45-day period or until the Registration Statement is declared effective by the Commission, whichever is earlier (it is understood and agreed that this sentence only applies to a primary Registration Statement and not a re-sale Registration Statement). During the Term or until the consummation of the Placement, and as long as the Placement Agent is proceeding in good faith with preparations for the Placement, the Company agrees not to solicit, negotiate with or enter into any agreement with any other source of financing (whether equity, convertible, debt (excluding commercial debt) or otherwise), any underwriter, potential underwriter, placement agent, financial advisor or any other person or entity in connection with a registered offering of the Company’s securities or any other public financing by the Company without the express written consent of the Placement Agent. It is further understood and agreed that during the Term, the Company and the Placement Agent may mutually determine that instead of proceeding with the Placement, the Company may alternatively proceed with a different offering of its equity, convertible or debt securities. In such an event, the Placement Agent’s exclusivity to act as the sole placement agent and lead manager (“Exclusivity”) in connection with the Placement enumerated in the Engagement Letter, dated October 5, 2023, between the Company and the Placement Agent shall still apply. For the avoidance of doubt, this Exclusivity does not apply to the Company’s private placements and unregistered offerings of the Company’s securities not involving any placement agent or underwriter. Following either (i) the occurrence of the Closing or (ii) the Termination Date ((i) and (ii) collectively called and “Event”) in the event within twelve (12) months following such an Event, the Company completes any financing of equity, equity-linked or debt or other capital raising activity of the Company (other than the exercise by any person or entity of any options, warrants or other convertible securities issued in the Placement) with any of the investors contacted by the Placement Agent or the syndicate during the Term, then the Company will pay to the Placement Agent upon the closing of such other financing the compensation set forth in Section 3 herein. Notwithstanding anything to the contrary contained herein, the provisions concerning confidentiality, indemnification, contribution and the Company’s obligations to pay fees and reimburse expenses contained herein and the Company’s obligations contained in the Indemnification Provisions will survive any expiration or termination of this Agreement for twelve (12) months, irrespective of whether a closing occurs. All such fees and reimbursements due shall be paid to the Placement Agent on or before the Termination Date (in the event such fees and reimbursements are earned or owed as of the Termination Date), or upon the Closing, any applicable portion thereof (in the event such fees are due as of the Termination Date). The Placement Agent agrees not to use any confidential information concerning the Company provided to them by the Company for any purposes other than those contemplated under this Agreement.

SECTION 6. PLACEMENT AGENT INFORMATION. Notwithstanding anything herein to the contrary, if in the course of the Placement Agent’s performance of due diligence, the Placement Agent deems it necessary to terminate this Agreement, the Placement Agent may do so at any time upon immediate written notice. The Company agrees that any information or advice rendered by the Placement Agent in connection with this engagement is for the confidential use of the Company only in their evaluation of the Placement and, except as otherwise required by law, the Company will not disclose or otherwise refer to the advice or information in any manner without the Placement Agent’s prior written consent.

SECTION 7. NO FIDUCIARY RELATIONSHIP. This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the Indemnification Provisions hereof. The Company acknowledges and agrees that the Placement Agent is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of the Placement Agent hereunder, all of which are hereby expressly waived.

SECTION 8. CLOSING. The obligations of the Placement Agent, and the closing of the sale of the ADSs and Warrants hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company and its Subsidiaries contained herein and in the Purchase Agreement, to the accuracy of the statements of the Company and its Subsidiaries made in any certificates pursuant to the provisions hereof, to the performance by the Company and its Subsidiaries of their obligations hereunder, and to each of the following additional terms and conditions, except as otherwise disclosed to and acknowledged and waived by the Placement Agent.

A. No stop order suspending the effectiveness of the Registration Statements shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Commission, and any request for additional information on the part of the Commission (to be included in the Registration Statement, the Preliminary Prospectus, the Prospectus or otherwise) shall have been complied with to the reasonable satisfaction of the Placement Agent. Any filings required to be made by the Company in connection with the Placement shall have been timely filed with the Commission.

B. The Placement Agent shall not have discovered and disclosed to the Company on or prior to the Closing Date that the Registration Statement, the Preliminary Prospectus, the Prospectus, the ADS Registration Statements, or any amendment or supplement thereto contains an untrue statement of a fact which, in the opinion of counsel for the Placement Agent, is material or omits to state any fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading.

C. All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the ADSs, the Warrants, the Registration Statement, the Preliminary Prospectus, the Prospectus and the ADS Registration Statements and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for the Placement Agent, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

D. The Placement Agent shall have completed its due diligence investigation of the Company to the satisfaction of the Placement Agent and its counsel.

E. The Placement Agent shall have received legal opinions of (i) Hunter Taubman Fischer & Li LLC, the Company Counsel with respect to U.S. laws and securities matters (including, without limitation, a negative assurance letter or statement); and (ii) Maples and Calder (Hong Kong) LLP with respect to Cayman Islands laws, in each case addressed to the Placement Agent and each of the Purchasers, in a form satisfactory to Placement Agent’s counsel, Loeb & Loeb LLP, the Placement Agent, and the Purchasers.

F. On the date of this Agreement and on the Closing Date, the Placement Agent shall have received a “comfort” letter from Audit Alliance as of each such date, addressed to the Placement Agent and in form and substance satisfactory in all respects to the Placement Agent and Placement Agent’s counsel.

G. On the Closing Date, the Placement Agent shall have received a certificate of the Chief Executive Officer of the Company, dated, as applicable, as of the date of such Closing, to the effect that, as of the date of this Agreement and as of the applicable date, the representations and warranties of the Company contained herein and in the Purchase Agreement were and are accurate in all material respects, except for such changes as are contemplated by this Agreement and except as to representations and warranties that were expressly limited to a state of facts existing at a time prior to the applicable Closing Date, and that, as of the applicable date, the obligations to be performed by the Company hereunder on or prior thereto have been fully performed in all material respects.

H. On the Closing Date, the Placement Agent shall have received a certificate of an Officer of the Company, dated, as applicable, as of the date of such Closing, certifying to, among others, the organizational documents and board resolutions relating to the Placement of the ADSs and Warrants from the Company.

I. Reserved.

J. Reserved.

K. On the Closing Date, the Placement Agent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company, dated, as applicable, as of the date of such Closing, certifying to, the Company’s eligibility to use the Registration Statement.

L. On or before the date hereof, the Placement Agent shall have received, and the Company shall have caused to be delivered to the Placement Agent, lock-up agreements from the persons specified in the Purchase Agreement (“Lock-up Agreements”) in form and substance satisfactory to the Placement Agent.

M. Neither the Company nor any of its Subsidiaries (i) shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Registration Statements the Base Prospectus and the Prospectus Supplement, any loss or interference with its business from fire, explosion, flood, terrorist act or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in or contemplated by the Registration Statement, the Preliminary Prospectus, and the Prospectus, or (ii) since such date there shall not have been any change in the capital stock or long-term debt of the Company or any of its Subsidiaries or any change, or any development involving a prospective change, in or affecting the business, general affairs, management, financial position, stockholders’ equity, results of operations or prospects of the Company and its Subsidiaries, otherwise than as set forth in or contemplated by the Registration Statement, and the Preliminary Prospectus and the Prospectus, the effect of which, in any such case described in clause (i) or (ii), is, in the judgment of the Placement Agent, so material and adverse as to make it impracticable or inadvisable to proceed with the sale or delivery of the Securities on the terms and in the manner contemplated by the Registration Statement, the Preliminary Prospectus, and the Prospectus.

N. The Company’s Ordinary Shares and the ADSs are registered under the Exchange Act and, as of the Closing Date, the Company has submitted the notification of listing of additional shares including the ADSs and the Ordinary Shares underlying the Warrants to The Nasdaq Stock Market LLC (the “Trading Market”) or other U.S. applicable national exchange and has not received any information indicating that the such listing of the Ordinary Shares and ADSs will be rejected and satisfactory evidence of such action shall have been provided to the Placement Agent. The Company shall have taken no action designed to, or likely to have the effect of terminating the registration of the Ordinary Shares or the ADSs under the Exchange Act or delisting or suspending from trading the ADSs from the Trading Market or other applicable U.S. national exchange, nor has the Company received any information suggesting that the Commission or the Trading Market or other U.S. applicable national exchange is contemplating terminating such registration or listing.

O. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the ADSs and the Warrants or materially and adversely affect or potentially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the ADSs and the Warrants or materially and adversely affect or potentially and adversely affect the business or operations of the Company.

P. The Company shall have prepared and filed with the Commission a Report of Foreign Private Issuer on Form 6-K with respect to the Placement, including as exhibits thereto this Agreement and the Purchase Agreement.

K. The Company shall have entered into a Purchase Agreement with each of the Purchasers and such agreements shall be in full force and effect and shall contain representations, warranties and covenants of the Company as agreed between the Company and the Purchasers.

R. Reserved.

S. Prior to the Closing Date, the Company shall have furnished to the Placement Agent such further information, certificates and documents as the Placement Agent may reasonably request.

If any of the conditions specified in this Section 8 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Placement Agent or to Placement Agent’s counsel pursuant to this Section 8 shall not be reasonably satisfactory in form and substance to the Placement Agent and to Placement Agent’s counsel, all obligations of the Placement Agent hereunder may be cancelled by the Placement Agent at, or at any time prior to, the consummation of the Closing. Notice of such cancellation shall be given to the Company in writing or orally. Any such oral notice shall be confirmed promptly thereafter in writing.

SECTION 9. RIGHT OF FIRST REFUSAL. Upon the Closing, the Company grants Maxim the right of first refusal to act as a joint book runner, joint lead manager and/or joint lead placement agent, financial advisor for any and all future public and private equity, convertible or debt offerings of the Company’s securities for a period of twelve (12) months from Closing (the “Right of First Refusal Period”), The Company shall not offer to retain any other investment banking firm in connection with any such offering during the Right of First Refusal Period, on terms more favorable than those discussed with Maxim without offering to retain Maxim on such more favorable terms. Maxim shall notify the Company in writing within 15 days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. If Maxim should decline such retention, the Company shall have no further obligations to Maxim, except as specifically provided for herein.

SECTION 10. SUBSEQUENT EQUITY SALES.

(a) From the date hereof until one hundred ninety (90) days after the Closing Date, neither the Company nor any Subsidiary shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, Ordinary Shares or Ordinary Share Equivalents or file any registration statement, or amendment or supplement thereto, with the Commission, other than a prospectus filed with the Commission pursuant to Rule 424(b) in connection with this offering.

(b) Notwithstanding the foregoing, this Section 10 shall not apply in respect of an Exempt Issuance (as defined below). “Exempt Issuance” means the issuance of (a) ADSs, Ordinary Shares or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, provided, however, such issuance shall not exceed ten percent (10%) of the ADSs or Ordinary Shares issued and outstanding as of the date hereof, (b) securities upon the exercise or exchange of or conversion of any Securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into ADSs or Ordinary Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities, (c)ADSs or Ordinary Shares issuable upon the exercise of the Warrants and (d) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith, and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities

SECTION 11. ADDITIONAL DOCUMENTS. The Company will enter into any subscription, purchase, or other customary agreements as the Placement Agent and the Purchasers deem reasonably necessary or appropriate to consummate this offering, all of which will be in form and substance reasonably acceptable to the Company, the Placement Agent, and the Purchasers. The Company agrees that the Placement Agent may rely upon, and is a third party beneficiary of, the representations and warranties, and applicable covenants, set forth in any such purchase, subscription or other agreement with Purchasers in this offering

SECTION 12. GOVERNING LAW. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the Federal Court located in New York, New York and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of a Transaction Document, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

SECTION 13. ENTIRE AGREEMENT/MISC. This Agreement (including the attached Indemnification Provisions) embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings, relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by the Placement Agent and the Company. The representations, warranties, agreements and covenants contained herein shall survive the closing of the Placement and delivery of the Securities. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

SECTION 14. CONFIDENTIALITY. The Placement Agent (i) will keep the Confidential Information (as such term is defined below) confidential and will not (except as required by applicable law or stock exchange requirement, regulation or legal process), without the Company’s prior written consent, disclose to any person any Confidential Information, and (ii) will not use any Confidential Information other than in connection with the Placement. The Placement Agent further agrees to disclose the Confidential Information only to its Representatives (as such term is defined below) who need to know the Confidential Information for the purpose of the Placement, and who are informed by the Placement Agent of the confidential nature of the Confidential Information. The term “Confidential Information” shall mean, all confidential, proprietary and non-public information (whether written, oral or electronic communications) furnished by the Company to a Placement Agent or its Representatives in connection with such Placement Agent’s evaluation of the Placement. Information communicated orally or otherwise than in writing, shall only be considered Confidential Information if such information is designated as being confidential at the time of disclosure (or promptly thereafter) and is reduced in writing and identified to the Placement Agent as being Confidential Information immediately after the initial disclosure. The term “Confidential Information” will not, however, include information which (i) is or becomes publicly available other than as a result of a disclosure by a Placement Agent or its Representatives in violation of this Agreement, (ii) is or becomes available to a Placement Agent or any of its Representatives on a non-confidential basis from a third-party, (iii) is known to a Placement Agent or any of its Representatives prior to disclosure by the Company or any of its Representatives, (iv) is or has been independently developed by a Placement Agent and/or the Representatives without use of any Confidential Information furnished to it by the Company, or (v) is required to be disclosed pursuant to applicable legal or regulatory authority. The term “Representatives” shall mean each Placement Agent’s directors, board committees, officers, employees, financial advisors, attorneys and accountants. This provision shall be in full force until the earlier of (a) the date that the Confidential Information ceases to be confidential and (b) two (2) years from the date hereof.

SECTION 15. NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is sent to the email address specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is sent to the email address on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day, (c) the third business day following the date of mailing, if sent by U.S. internationally recognized air courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages hereto.

SECTION 16. PRESS ANNOUNCEMENTS. The Company agrees that the Placement Agent shall, from and after any Closing, have the right to reference the Placement and the Placement Agent’s role in connection therewith in the Placement Agent’s marketing materials and on its website and to place advertisements in financial and other newspapers and journals, in each case at its own expense.

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Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Maxim the enclosed copy of this Agreement.

Very truly yours,

MAXIM GROUP LLC

By:
Name:
Title:

Address for notice:

300 Park Ave, 16th Floor
New York, NY 10022
Attention: James Siegel, General Counsel
Email: jsiegel@maximgrp.com

Accepted and Agreed to as of

the date first written above:

SOS LIMITED.

By:
	Name:	Yandai Wang
	Title:	Chief Executive Officer

SOS Limited

Room Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

E-Mail:

[Signature Page to Placement Agency Agreement Between

SOS Limited, and Maxim Group LLC]

ADDENDUM A

INDEMNIFICATION PROVISIONS

In connection with the engagement of Maxim Group LLC (the “Lead Manager”) by SOS Limited, a Cayman Islands company (the “Company”), pursuant to a placement agency agreement dated as of the date hereof, between the Company and the Lead Manager, as it may be amended from time to time in writing (the “Agreement”), the Company hereby agrees as follows:

1. To the extent permitted by law, the Company will indemnify the Lead Manager and each of its affiliates, directors, officers, employees and controlling persons (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to the Agreement, except, with regard to the Lead Manager, to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from the Lead Manager’s willful misconduct or gross negligence in performing the services described herein, as the case may be.

2. Promptly after receipt by the Lead Manager of notice of any claim or the commencement of any action or proceeding with respect to which the Lead Manager is entitled to indemnity hereunder, the Lead Manager will notify the Company in writing of such claim or of the commencement of such action or proceeding, and the Company will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to the Lead Manager and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, the Lead Manager will be entitled to employ counsel separate from counsel for the Company and from any other party in such action if counsel for the Lead Manager reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and the Lead Manager. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by the Company. The Company will have the exclusive right to settle the claim or proceeding provided that the Company will not settle any such claim, action or proceeding without the prior written consent of the Lead Manager, which will not be unreasonably withheld.

3. The Company agrees to notify the Lead Manager promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by the Agreement.

4. If for any reason the foregoing indemnity is unavailable to the Lead Manager or insufficient to hold the Lead Manager harmless, then the Company shall contribute to the amount paid or payable by the Lead Manager, as the case may be, as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand, and the Lead Manager on the other, but also the relative fault of the Company on the one hand and the Lead Manager on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, the Lead Manager’s share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by the Lead Manager under the Agreement (excluding any amounts received as reimbursement of expenses incurred by the Lead Manager).

5. These Indemnification Provisions shall remain in full force and effect whether or not the transaction contemplated by the Agreement is completed and shall survive the termination of the Agreement, and shall be in addition to any liability that the Company might otherwise have to any indemnified party under the Agreement or otherwise.

[The remainder of this page has been intentionally left blank.]

Very truly yours,

MAXIM GROUP LLC

By:
Name:
Title:

Address for notice:

300 Park Ave, 16th Floor
New York, NY 10022
Attention: James Siegel, General Counsel
Email: jsiegel@maximgrp.com

Accepted and Agreed to as of

the date first written above:

SOS LIMITED.

By:
	Name:	Yandai Wang
	Title:	Chief Executive Officer

SOS Limited

Room Building 6, East Seaview Park, 298 Haijing
Road, Yinzhu Street
West Coast New District, Qingdao City, Shandong
Province 266400
People’s Republic of China
E-Mail:

[Signature Page to Indemnification Provisions

Pursuant to Placement Agency Agreement

between SOS Limited and Maxim Group LLC]